SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 17, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 17, 2009 regarding “Telefonaktiebolaget LM Ericsson. Notice of Annual General Meeting of Shareholders”

TELEFONAKTIEBOLAGET LM ERICSSON

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders will be held at the Annex to the Ericsson Globe, Globentorget, Stockholm, Sweden at 3.00 p.m. on Wednesday, April 22, 2009. Registration to the Meeting starts at 1.30 p.m.

Right to attend and notice of attendance

Shareholders who wish to attend the Meeting shall

•	be entered into the transcription of the share register as of Thursday, April 16, 2009, kept by Euroclear Sweden AB, the Swedish securities registry (formerly VPC AB); and

•

give notice of attendance to the Company not later than on Thursday, April 16, 2009 at Ericsson’s web site www.ericsson.com, by phone no. +46 (0)8 4029054 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 216087. Notice may also be given by mail to Telefonaktiebolaget LM Ericsson, General Meeting of Shareholders, Box 7835, SE-103 98 Stockholm, Sweden. When giving notice of attendance, please state name, date of birth, address, telephone no., and number of attending assistants, if any.

The meeting will be simultaneously translated into English.

Shareholding in the name of a nominee

Shareholders, whose shares are registered in the name of a nominee, must request to be temporarily entered into the share register as of Thursday, April 16, 2009, in order to be entitled to participate in the Meeting. Such shareholder is requested to inform the nominee to that effect well before that day.

Power of Attorney

Shareholders who are represented by proxy shall issue a power of attorney for the representative. Power of attorney issued by a legal entity shall be accompanied by a copy of the certificate of registration. Should such certificate not exist, a corresponding document of authority of the legal entity shall be provided. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 21, 2009. Forms of Power of Attorney in Swedish and English are available at the Company’s website www.ericsson.com.

Agenda

1	Election of the Chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Meeting.

4	Determination whether the Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditors’ presentation of the audit work during 2008.

7	The President’s speech and questions by the shareholders to the Board of Directors and the management.

8	Resolutions with respect to

a)	adoption of the profit and loss statement and the balance sheet, the consolidated profit and loss statement and the consolidated balance sheet;

b)	discharge of liability for the members of the Board of Directors and the President;

c)	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend.

9	Presentation of the work and proposals of the Nomination Committee, election of the Board of Directors etc.

a)	Determination of the number of Board members and Deputies of the Board of Directors to be elected by the Meeting.

b)	Determination of the fees payable to non-employed members of the Board of Directors elected by the Meeting and non-employed members of the Committees of the Board of Directors elected by the Meeting.

c)	Election of the Chairman of the Board of Directors, other Board members and Deputies of the Board of Directors.

d)	Resolution on the procedure on appointment of the members of the Nomination Committee and determination of the assignment of the Committee.

e)	Determination of the fees payable to the members of the Nomination Committee.

f)	Determination of the fees payable to the Auditor.

10	Resolution on the guidelines for remuneration to senior management.

11	Resolution on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer.

12	Resolution on transfer of treasury stock in relation to the resolutions on the Global Stock Incentive Program 2001, the Long-Term Incentive Plans 2005 and 2006 and the Long-Term Variable Compensation Programs 2007 and 2008.

13	Resolution on conditional amendment of the Articles of Association.

14	Resolution on Einar Hellbom’s proposal for the Meeting to assign to the Board of Directors to explore how the A shares might be cancelled and to present at the next Annual General Meeting of Shareholders how the cancellation would be executed.

15	Close of the Meeting.

Item 1 Chairman of the Meeting

The Nomination Committee proposes the Chairman of the Board of Directors, Michael Treschow, be elected Chairman of the Meeting.

Item 8 c) Dividend and record date

The Board of Directors proposes a dividend of SEK 1.85 per share and Monday, April 27, 2009, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB (formerly VPC AB) is expected to disburse dividends on Thursday, April 30, 2009.

Item 9 a)-c) Number of Board members and Deputies, Directors’ fees, election of the Chairman and other members of the Board of Directors

The Nomination Committee, appointed in accordance with the procedure that was resolved by the Annual General Meeting of Shareholders 2008, is composed of Jacob Wallenberg, Investor AB, Chairman of the Committee, Carl-Olof By, AB Industrivärden, Caroline af Ugglas, Livförsäkringsaktiebolaget Skandia, Mats Lagerqvist, Swedbank Robur Fonder, and Michael Treschow, Chairman of the Board of Directors. The Nomination Committee proposes

a)	the number of Board members to be elected by the Meeting remains ten and no Deputy Directors be elected;

b)	the fees to the non-employed Board members and to the non-employed members of the Committees to the Board of Directors elected by the Meeting be paid as follows (all unchanged)

-	SEK 3 750 000	to the Chairman of the Board of Directors;
-	SEK 750 000 each	to the other Board members;
-	SEK 350 000	to the Chairman of the Audit Committee;
-	SEK 250 000 each	to other members of the Audit Committee; and
-	SEK 125 000 each	to the Chairmen and other members of the Finance and Remuneration Committee, respectively.

Fees in the form of synthetic shares

The Nomination Committee proposes it be possible to pay part of the fees to the Directors, in respect of their Board assignment (however, not in respect of committee work), in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment. The following principal terms and conditions shall apply.

A nominated Director shall have the possibility of choosing to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

•	25 percent in cash – 75 percent in synthetic shares;

•	50 percent in cash – 50 percent in synthetic shares;

•	75 percent in cash – 25 percent in synthetic shares; and

•	100 percent in cash.

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on NASDAQ OMX Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2009. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

The synthetic shares entail a right to receive payment, following the publication of Ericsson’s year-end financial statement in 2014, of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

Dividend in respect of shares of series B, which the General Meeting of Shareholders has resolved on during the holding period, shall be disbursed at the same time as the cash amount.

Should the Director’s assignment to the Board of Directors come to an end not later than during the third calendar year after the year that the General Meeting of Shareholders resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions of the synthetic shares.

The intention is that the Company’s future commitment to pay with regard to the synthetic shares, as set out above, be hedged by the Company, either through repurchased own shares which are sold on the market in connection with payments to the Directors or through a hedging agreement with a bank. Due to the hedging measures, the financial difference for the Company if all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 9 c) Directors of the Board elected by the Meeting

The Nomination Committee proposes Michael Treschow is re-elected Chairman of the Board of Directors; and

Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg and Marcus Wallenberg are re-elected members of the Board of Directors.

Item 9 d) Procedure on appointment of the Nomination Committee and determination of the assignment of the Committee

The Nomination Committee proposes a procedure on appointment of the Nomination Committee, in substance unchanged in relation to previous years.

The Company shall have a Nomination Committee of no less than five members. One of the members shall be the Chairman of the Board of Directors.

Based on the shareholding statistics the Company receives from Euroclear Sweden AB, as per the last bank day of the month in which the Annual General Meeting of Shareholders is held, the Nomination Committee shall, without unnecessary delay, identify the four largest shareholders by voting power of the Company.

The Nomination Committee shall contact the identified four largest shareholders and request them, within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the Nomination Committee the name of the person the shareholder wishes to appoint member of the Nomination Committee.

Instead of appointing a member to the Nomination Committee, a shareholder may assign another member of the Nomination Committee, appointed by another shareholder, to represent the shareholder in the Nomination Committee. In such a case, when applying these rules, the member that has assumed such an assignment shall be considered as one member representing several shareholders.

Should a shareholder exercise its right to assign a member of the Nomination Committee, appointed by another shareholder, to represent the shareholder as per the foregoing paragraph, or should the shareholder abstain from its right to appoint a member, or should the shareholder not appoint a member within prescribed time, the right to appoint a member shall transfer to the subsequent largest shareholder by voting power that has not already appointed or has the right to appoint a member of the Nomination Committee.

Should a member of the Nomination Committee, appointed by a shareholder, resign from the Nomination Committee during the mandate period or become prevented from fulfilling his/her assignment, the Nomination Committee shall request without delay the shareholder that has appointed the member, to appoint, within reasonable time considering the circumstances, however not exceeding 30 days, another member to the Nomination Committee.

Should the shareholder not appoint another member, the right to appoint another member of the Nomination Committee shall transfer to the subsequent largest shareholder by voting power, provided such shareholder has not already appointed a member of the Nomination Committee or previously abstained from such right.

In case a shareholder considers its shareholding in the Company is of such significance that it justifies a participation in the Nomination Committee, the shareholder may inform in writing the Nomination Committee thereof by stating its shareholding and in connection hereto adequately verifying its shareholding. Upon receipt of such a request no later than December 31, and provided the Nomination Committee considers the reported shareholding to be adequately verified, the Nomination Committee shall confirm this to the shareholder, who will then be entitled to appoint a supplemental member of the Nomination Committee. In case the Nomination Committee receives a notification from a shareholder past the date of December 31, no action is required to be taken.

The assignment for the Nomination Committee covers to provide proposals for

•	chairman at the Annual General Meeting of Shareholders;

•	chairman of the Board of Directors and other members of the Board of Directors appointed by the Annual General Meeting of Shareholders;

•	fees payable to non-employed members of the Board of Directors;

•	fees payable to the auditors and, when applicable, election of auditors; and

•	possible fees payable to the members of the Nomination Committee.

Item 9 e) Fees payable to the members of the Nomination Committee

The Nomination Committee proposes no remuneration be paid to the Committee members. However, the Company shall bear the expenses related to the work of the Nomination committee.

Item 9 f) Fees payable to the Auditor

The Nomination Committee proposes, like previous years, the Auditor fees be paid against approved account.

Item 10 Guidelines for remuneration to senior management

The Board of Directors proposes the Annual General Meeting of Shareholders resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2010 Annual General Meeting. The guidelines proposed do not comprise any material changes compared to the principles resolved by the 2008 Annual General Meeting.

2009 Remuneration Policy for Group Management

Remuneration of Group Management in Ericsson is based on the principles of performance, competitiveness and fairness. Different remuneration elements are designed to reflect these principles. Therefore a mix of several remuneration elements is applied in order to reflect the remuneration principles in a balanced way.

The Group Management’s total remuneration consists of fixed salary, variable components in the form of annual short-term variable remuneration and long-term variable remuneration, pension and other benefits. Together these elements constitute an integral remuneration package. If the size of any of the elements should be increased or decreased, at least one other element has to be decreased or increased if the competitive position of the total package should remain unchanged.

The annual report 2008 sets out details of the total remuneration and benefits awarded to the Group Management during 2008 including previously decided long-term variable remuneration that has not yet become due for payment.

Relative importance of fixed and variable components of the remuneration of Group Management and the linkage between performance and remuneration

Ericsson takes account of global remuneration practices together with the practice of the home country of each member of Group Management. Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and the year to year performance of the individual jobholder. Performance is specifically reflected in the variable remuneration - both in an annual variable component and in a long-term variable part. Although this may vary over time to take account of pay trends, currently the target level of the short-term variable remuneration for Group Management is 30 to 40 percent of the fixed salary. The long-term variable remuneration is set to achieve a target of around 30 percent of the fixed salary. In both cases the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for remuneration of executives. All variable remuneration plans have maximum award and vesting limits.

With the current composition of Group Management, the Company’s cost during 2009 for the short-term variable and the long-term variable remuneration of Group Management can, at a constant share price, amount to between 0 and 125 percent of the aggregate fixed salary cost, all excluding social security costs.

The principal terms of variable remuneration

The annual variable remuneration is through a cash-based program with specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

Pension

Pension benefits follow the competitive practice in the home country. For Group Management in Sweden, the Company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market. The retirement age is normally 60 years of age but can vary in individual cases.

Additional remuneration arrangements

By way of exception, additional arrangements can be made when deemed required in order to attract or retain key competences or skills, or to encourage individuals to move to new locations or positions. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

Item 11.1-11.9 Implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

Long-Term Variable Remuneration Program 2009 (LTV 2009)

The Board of Directors proposes to make no changes to the structure of Ericsson’s Long-Term Variable Remuneration Program. The program is an integral part of the Company’s remuneration strategy and a continued operation would be in line with that of previous years. It is anticipated that the LTV 2009 will require up to 27 million shares, corresponding to a dilution of up to 0.85 percent of outstanding shares, at a cost between SEK 1 017 million and SEK 1 919 million unevenly distributed over the years 2009 – 2013.

Three plans

The LTV 2009 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long-term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long-term retention of top-talent individuals with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The Company monitors the selection process carefully and monitors nominations for bias of factors such as seniority, gender, age and frequency of award. The retention rate for participants has been over 90 percent since the plan was launched.

The Executive Performance Stock Plan is designed to encourage long-term value creation and profit growth, in alignment with shareholders’ interests. The plan is offered to an exclusive group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance based share related incentives.

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2009, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2009.

The Company’s current holding of treasury stock is not sufficient for the carrying out of the LTV 2009. Therefore, the Board of Directors proposes a new issue and buy back of shares as further set out below under heading “Proposals”. Under the proposed transactions, shares are issued at the share’s quotient value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscribers equals the subscription price and an additional market interest for a two week period between the payment of the subscription price and the buy-back of shares. The Company’s costs for acquiring the shares are estimated to amount to less than 0.4 öre (SEK 0.004) per share.

The procedure of issuance and buy-back of shares for the Company’s long-term variable remuneration programs has previously been decided by the Annual General Meetings of Shareholders in 2001, 2003 and 2008.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of newly issued shares, the main alternative is that the financial exposure is secured by transfer of newly issued shares.

Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 911 million and SEK 1 089 million, depending on the fulfillment of the performance target.1 The compensation costs are distributed over the LTV 2009 period 2009 – 2013.

Social security charges as a result of transfer of shares to employees depend on the outcome of the performance matching, and based on an assumed average share price at matching between SEK 30 and SEK 175, the costs are estimated to range between SEK 93 million and SEK 678 million. The social security costs are expected to occur mainly during 2012 – 2013.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 12 million, distributed over the LTV 2009 period 2009 – 2013.

The cost for acquiring newly issued shares is estimated to less than SEK 200 000, see above under heading “Financing”. The administration cost for transfer of shares by way of an equity swap agreement is estimated to some SEK 140 million.

Dilution and effects on important key figures

The Company has approximately 3.2 billion shares in issue. As per 31 December 2008, the Company held 61 million shares in treasury. In order to implement the LTV 2009, total of up to 27 million shares of series B are required. This corresponds to approximately 0.85 percent of the total number of outstanding shares. The number of shares covered by existing programs as per 31 December 2008, amounts to approximately 44 million shares, corresponding to approximately 1.40 percent of the number of outstanding shares.

Out of the 27 million shares of series B required for the LTV 2009, 22.4 million shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.70 percent on earnings per share. This dilutive effect is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will be no dilutive effect on earnings per share of the 4.6 million shares, which may be transferred on NASDAQ OMX Stockholm in order to cover social security payments, as the shares will be sold at market value.

Proposals

The Long-Term Variable Remuneration Program 2009

The Board of Directors proposes the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2009, the Board of Directors proposes that no more than in total 22 400 000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred

[1]

The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 4 600 000 shares may be sold on NASDAQ OMX Stockholm in order to cover, inter alia, social security payments.

The Company’s current holding of shares in treasury is not sufficient for the carrying out of the LTV 2009. Therefore, the Board of Directors proposes a directed share issue of in total 27 000 000 shares of series C to AB Industrivärden and / or Investor AB or subsidiaries of these companies, with a subscription price equivalent to the quotient value of the share (SEK 5). Furthermore, it is proposed that the Board be authorized to decide on an offer to acquire all shares of series C at a price in the interval SEK 5 to SEK 5.10 per share. Following the acquisition of all shares of series C, these shares will, by virtue of a provision in the Articles of Association, be converted into shares of series B and will thereafter be transferred according to the proposals.

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve in accordance with the proposals set out below.

Item 11.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the third paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross salary in shares of series B in the Company on NASDAQ OMX Stockholm or in ADSs on NASDAQ. The CEO shall have the right to save up to 9 percent of gross salary for purchase of shares. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 11.2 Transfer of treasury stock, share issue and acquisition offer

a)	Transfer of treasury stock to employees

Transfer of no more than 11 600 000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2009 up to and including November 2013.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2010, transfer no more than 2 300 000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 69 500 000 by an issue of 13 900 000 shares of series C, each share with a quotient value of SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and / or Investor AB or subsidiaries of these companies.

•	The new shares shall be subscribed and paid for, SEK 5 per share, during the period May 7, 2009 – May 8, 2009.

•

The new shares shall entitle the holders to dividend payment of an amount that shall equal STIBOR 360 days effective from April 30, 2009 up to and including April 30, 2010, and be calculated on the quotient value of the Company’s share.

d)	Authorization for the Board of Directors to decide on an acquisition offer

Authorization for the Board of Directors to decide that 13 900 000 shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2010.

•	The acquisition shall be made at a price of minimum SEK 5 and maximum SEK 5.10 per share.

•	Payment for acquired shares shall be made in cash.

Item 11.3 Equity Swap Agreement with third party

In the event that the required majority is not reached under item 11.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 11.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to ten percent of the employees (presently approximately 7 800) are selected as key contributors and will be offered an additional matching of shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

Item 11.5 Transfer of treasury stock, share issue and acquisition offer

a)	Transfer of treasury stock to employees

Transfer of no more than 7 100 000 shares of series B in the Company to employees on the same terms and conditions as those set out under item 11.2 a) above.

b)	Transfer of treasury stock on an exchange

Transfer of no more than 1 400 000 shares of series B in the Company on an exchange on the same terms and conditions as those set out under item 11.2 b) above.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 42 500 000 by an issue of 8 500 000 shares of series C, each share with a quotient value of SEK 5, on the same terms and conditions as those set out under item 11.2 c) above.

d)	Authorization for the Board of Directors to decide on an acquisition offer

Authorization for the Board of Directors to decide that 8 500 000 shares of series C in Ericsson be acquired on the same terms and conditions as those set out under item 11.2 d) above.

Item 11.6 Equity Swap Agreement with third party

In the event the required majority is not reached under item 11.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 11.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of employees (presently approximately 390, although it is anticipated that the number of participants will be significantly lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The CEO may be entitled to an additional performance match of up to eight shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan are based on an average annual percentage growth rate in Earnings per Share2 (“EPS”) between July 1, 2009 and June 30, 2012, with reported EPS for the third and fourth quarters 2008 and the first quarter second quarters 2009 as the starting point. Matching of shares between average annual EPS growth 3 and 15 percent is linear with a threshold at 5 percent. There will be no allocation of shares if the average annual EPS growth is below 5 percent. The minimum matching at 5 percent annual average EPS growth will be 0.6667 share, 1.0 share and 1.3333 shares, depending on whether eligible for 4, 6 or 8 performance matching shares. The maximum number of performance matching shares - 4 shares, 6 shares and 8 shares respectively - will be allocated if the average annual EPS growth is at or above 15 percent.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors.

Item 11.8 Transfer of treasury stock, share issue and acquisition offer

a)	Transfer of treasury stock to employees

Transfer of no more than 3 700 000 shares of series B in the Company to employees on the same terms and conditions as those set out under item 11.2 a) above.

b)	Transfer of treasury stock on an exchange

Transfer of no more than 900 000 shares of series B in the Company on an exchange on the same terms and conditions as those set out under item 11.2 b) above.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 23 000 000 by an issue of 4 600 000 shares of series C, each share with a quotient value of SEK 5, on the same terms and conditions as those set out under item 11.2 c) above.

d)	Authorization for the Board of Directors to decide on an acquisition offer

Authorization for the Board of Directors to decide that 4 600 000 shares of series C in Ericsson be acquired on the same terms and conditions as those set out under item 11.2 d) above.

Item 11.9 Equity Swap Agreement with third party

In the event that the required majority is not reached under item 11.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Special authorization for the President

The Board of Directors further proposes that the President be authorized to make such minor adjustments to the resolutions above as may prove necessary in connection with the registration with the Companies Registration Office.

[2]	Earnings per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

Majority rules

The resolutions of the Annual General Meeting of Shareholders on implementation of the three plans according to items 11.1, 11.4 and 11.7 above requires that more than half of the votes cast at the General Meeting approve the proposals. The General Meeting’s resolutions on transfers of treasury stock, directed share issues and authorizations for the Board of Directors to decide on an offer to acquire treasury stock according to items 11.2, 11.5 and 11.8 above, shall be adopted as one resolution for each of the three items, whereby it is required that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 11.3, 11.6 and 11.9 above requires that more than half of the votes cast at the General Meeting approve the proposals.

Description of ongoing variable remuneration programs

The Company’s ongoing variable remuneration programs are described in detail in the Annual Report 2008 in the note to the Consolidated Financial Statements, Note C29 and on the Company’s website. The Remuneration report published in the Annual Report outlines how the Company implements its remuneration policy in line with corporate governance best practice.

Miscellaneous

The reasons for the deviation from the shareholders’ preferential rights and the base for determination of the subscription price and transfer price are as follows.

The transfer of treasury stock, share issues and authorization for the Board to decide on an acquisition offer form a part of the implementation of the LTV 2009. The Board considers it to be an advantage for Ericsson and the shareholders if the employees are encouraged to become shareholders in Ericsson. In order to minimize Ericsson’s costs for the LTV 2009 the subscription price has been determined to the quotient value of the share. The base for determination of the transfer price is set out under the proposals for implementation of each of the plans under the LTV 2009.

The Board’s statement under chapter 19, section 22 of the Swedish Companies Act is attached to the separate proposal.

Item 12 Transfer of treasury stock in relation to the resolutions on the Global Stock Incentive Program 2001, the Long Term Incentive Plans 2005 and 2006 and the Long Term Variable Compensation Programs 2007 and 2008

Background

The Annual General Meetings of Shareholders 2001, 2005 and 2006, the Extraordinary General Meeting of Shareholders 2007 as well as the Annual General Meeting of Shareholders 2008 resolved on a right for the Company to transfer in total not more than 13 980 000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, that may occur in relation to the Global Stock Incentive Program 2001, the Long Term Incentive Plans 2005 and 2006 and the Long Term Variable Compensation Programs 2007 and 2008.

Each resolution has for legal reasons only been valid up to the following Annual General Meeting of Shareholders. Resolutions on transfer of treasury stock for the purpose of the above mentioned plans and programs have therefore been repeated at the subsequent Annual General Meetings of Shareholders.

In accordance with the resolutions on transfer of in total not more than 13 980 000 3 shares, 2 990 406 shares of series B have been transferred up to February 15, 2009.

Proposal

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve that Telefonaktiebolaget L M Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2010, not more than 10 989 594 shares of series B in the Company, or the lower number of shares of series B, which as per April 22, 2009 remains of the original 13 980 000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the plans and programs described above. Transfer of shares shall be effected on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting of Shareholders on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Meeting vote in favor of the proposal.

Item 13 Conditional amendment of the articles of association

The Board of Directors proposes the Articles of Association (§ 13) are amended to adjust to new rules in the Companies Act that are expected to come into effect prior to the Annual General Meeting of Shareholders 2010.

Current wording: Notice convening a General Meeting shall be issued through announcement in Post- och Inrikes Tidningar as well as in Dagens Nyheter and Svenska Dagbladet.

Proposed wording: Notice convening a General Meeting shall be issued through announcement in Post- och Inrikes Tidningar as well as at the Company’s website. Announcement to the effect that notice convening a General Meeting has been issued shall be made in Dagens Nyheter and Svenska Dagbladet.

Further, the Board of Directors proposes the resolution of the Meeting be subject to the amendment of the means of giving notice of a General Meeting in the Companies Act (SFS 2005:551) coming into effect, meaning that the proposed wording of § 13 above is in accordance with the Companies Act.

Shares and votes

There are in total 3,246,351,735 shares in the Company; 261,755,983 shares of series A and 2,984,595,752 shares of series B, corresponding to in total 560,215,558 votes. On March 9, 2009, the Company’s holding of treasury stock of series B was 59,138,840 corresponding to 5,913,884 votes.

The Annual Report 2008 and the complete proposals for resolutions under items 1 and items 9-13 above will be sent to the shareholders upon request. The complete proposals are also posted on the Company’s website, www.ericsson.com.

Stockholm, March 2009

THE BOARD OF DIRECTORS

[3]	Recalculated for the 2008 reverse split of shares 1:5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: March 17, 2009